July 21, 2016

VIA E-MAIL AND EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Western Uranium Corporation
Amendment No.1 to Form 10
Filed June 22, 2016
File No. 000-55626

Dear Mr. Reynolds:

We are in receipt of your letter dated June 29, 2016 with respect to the Form 10. We hereby transmit for filing an Amendment No. 2 to the Form 10 (the “Amendment”). The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated June 29, 2016 (the “Comment Letter”), with respect to Amendment No. 1 to the Form 10 filed by the Company with the Commission on June 22, 2016 (the “Form 10”).

Certain of the Staff’s comments in this Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10. The Company’s responses to these comments are set forth in this letter or in the Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is stated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Mr. John Reynolds

Securities and Exchange Commission

July 21, 2016

Our Strategy, page 2

1.	We reissue prior comment 4. Please disclose the material terms of your supply agreement. Your revised disclosure should include, but not be limited to, the name of the utility, a range of prices per pound, any committed and non-committed quantities and when deliveries are to begin and end. Also, please provide additional analysis as to why you believe the contract is not one on which the company will be substantially dependent. We note that it is the only contract the company has entered into to date.

Western Uranium wishes to provide the following information to explain why management continues to believe that:

●	The Company’s uranium supply agreement is not a contract on which the Company is substantially dependent, and
●	The supply agreement therefore does not need to be filed as an exhibit to, or described in, the Form 10.

Item 601(b)(10)(i) requires the filing as an exhibit of “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement … or was entered into not more than two years before such filing.”

However, Item 601(b)(10)(ii) goes on to state that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries”—which is the case with regard to Western Uranium’s supply agreement—“it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories: … (B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products [emphasis added].”

Thus, if it can be shown that Western Uranium’s business is not substantially dependent on the Company’s uranium supply agreement, then Item 601(b)(10) does not require the agreement to be filed as an exhibit, and it follows that the terms of the agreement also do not need to be disclosed in the body of the registration statement.

We note that the type of contract described in Item 601(b)(10)(ii)(B) as an example of a supply contract on which a company’s business would be substantially dependent is “a continuing contract to sell the major part of the registrant’s products.” Such a contract is not at all like Western Uranium’s supply agreement. The Company's supply agreement is with a U.S. utility that has an internal policy against entering into any uranium supply contract for delivery to the utility of more than 30% of the seller's anticipated annual output of uranium. Under the agreement, Western Uranium has agreed to sell to the utility a quantity of uranium that constitutes only half that amount, i.e., only 15% of the Company's total anticipated annual output. In addition, Western Uranium, like other sellers of uranium, is not required to enter into supply contracts in order to sell its uranium. There is a ready market for purchases and sales of uranium at spot, mid-term and long-term market prices without the need for any supply agreement. In fact, given the initial anticipated annual output, the Company does not need any utility as a customer as it could sell its monthly output into the spot market in a single 100,000 lbs. lot. The Company may enter into additional supply agreements in the future, but there is no need or requirement to do so. Supply agreements are more important to utilities, which, by necessity, must lock up future supplies of uranium, than they are to uranium producers. The Company entered into this supply agreement to demonstrate to the market that Western Uranium assets were commercially viable based upon the evaluation of a large, experienced and sophisticated buyer.

Mr. John Reynolds

Securities and Exchange Commission

July 21, 2016

Under these circumstances, we submit that no reasonable person would consider 15% to be “the major part of registrant’s products” or that the Company is otherwise substantially dependent on its supply agreement.

Therefore, because the Company’s supply agreement is a contract that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” and is not a “contract upon which the registrant’s business is substantially dependent,” we respectfully submit that Item 601(b)(10) does not require the agreement to be filed as an exhibit and its terms do not need to be disclosed in the body of the Form 10.

2.	We partially reissue prior comment 5. Please file your exclusive license to use ablation mining technology as an exhibit. See Item 601(b)(10) of Regulation S-K.

Pursuant to Regulation S-K Item 601(b)(10), Western Uranium has filed the license to use ablation mining technology as exhibit 10.11 and has made some revisions to the descriptions of the license on pages 2 and 39. The Company has also filed as exhibit 2.4 a Termination and Liquidation Agreement pursuant to which the Company’s Black Range Minerals Ablation Holdings Inc. subsidiary acquired the ablation mining technology license.

3.	We note your response to prior comment 6. Please disclose the material terms of your tolling agreement with the White Mesa Mill.

The tolling agreement with the White Mesa Mill is not material as no ore will be processed under this agreement. This agreement had an initial term of two years, which expires on August 18, 2016. Western Uranium did not provide the 60-day prior notification required to renew the agreement for another two year term due to market conditions, volume requirements, and the White Mesa Mill stopping processing ore as it was placed on standby, so the agreement will terminate, unused, in less than one month. Accordingly, no disclosure of the material terms of this agreement have been provided in Amendment No. 2.

Properties, page 21

4.	We note your response to comment 12 and we reissue the comment. Mineral resources must have a reasonable prospect for economic extraction in order to be classified as a mineral resource. A preliminary economic assessment need not be performed to support the reasonable prospect of economic extraction for a mineral resource. For early stage assessments the reasonable prospect for economic extraction is generally demonstrated through the cut-grade with assumed metal prices and costs or by comparing the attributes of a deposit to those of a similar operation. Please tell us how you determined that your resources for the Sunday Mine Complex and the San Rafael project have a reasonable prospect for economic extraction or revise to remove these resources from you filing..

Western Uranium Corporation has revised the disclosures on pages 22-25 to remove the resources for Sunday Mine Complex and San Rafael project, and to disclose information on a historic basis.

Mr. John Reynolds

Securities and Exchange Commission

July 21, 2016

5.	We note your response to comment 13 and we partially reissue the comment. For each property that has not been visited by a member of your management team revise to include a statement to this effect.

Western Uranium Corporation wishes to advise the staff that a member of its management team has visited each of the Company’s properties.

6.	We note your response to comment 18 and we partially reissue the comment. Revise to clarify if the test samples of uranium mineralized materials were collected from your property.

Western Uranium Corporation has revised the disclosures on page 39 to clarify that the mineralized materials were collected from its own mining properties.

Summary Compensation Table, page 40

7.	Please reconcile the disclosure in the table with the disclosure in the footnote. We note that the footnote indicates the compensation was earned in 2015; however, the table reflects this amount in 2014.

Western Uranium Corporation has revised the table on page 43 to reflect that the subject compensation was earned in 2015.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (970) 864-2125 or in his absence, our SEC legal counsel Brad Wiggins at (202) 261-0660.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Michael Skutezky
Michael Skutezky
Chairman

cc:	Securities and Exchange Commission
Brad Wiggins, SecuritiesLawUSA, PC